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Telephone 0207 528 6362
Date 0207 528 6226
Monday, 3 March 2003

03 MAR 11 AM 7:21

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP

Telephone 020 7528 6200
Fax 020 7528 6222

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

03007262

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- *2002 Full Year results*

Yours faithfully,

P N Horsman
Head of Investor Relations

Enc

dlw 3/11

27 February 2003

03 MAR 11 AM 7:21

Legal & General

Legal & General Group Plc
Temple Court
11 Queen Victoria Street
London EC4N 4TP

Telephone 020 7528 6200
Direct 020 7528 6300
Fax 020 7528 6226

LEGAL & GENERAL GROUP PLC
RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002

Highlights –	**Achieved Profits basis**		**Modified Statutory Solvency basis**	
	2002	**Change**	**2002**	**Change**
Operating profit before tax[1]	£695m	-7%	£493m	unchanged
Shareholders' funds[2]	£5,061m	+1%	£3,184m	+11%
Earnings per share (diluted)[3]	7.52p	-20%	5.25p	-13%
Worldwide new business APE[4]	£906m	+13%	£906m	+13%
Contribution from new business[5]	£249m	+15%	N/A	N/A
Final dividend per share[6]	3.25p	+2.5%	3.25p	+2.5%

[1]From continuing operations.
[2]Shareholders' funds after providing for dividends.
[3]Based on Operating profit from continuing operations after tax and assuming full dilution from the convertible bond issued in 2001.
[4]Annual Premium Equivalent (APE) is total new annual premiums + 10% of single premiums, including ISAs and unit trusts.
[5]Contribution before tax from new worldwide life and pensions business.
[6]Change is shown after adjusting the 2001 final dividend for the bonus element of the rights issue.

The Achieved Profits highlights are based on the methodology issued by the Association of British Insurers in December 2001. Full details of the results can be found in Parts 2 (Achieved Profits), 3 (MSS) and 4 (Legal & General Investment Management).

Group Chief Executive, David Prosser, said: "In a difficult operating environment, our core UK individual new business grew by 26%, continuing our record of profitable growth in market share. Worldwide new business grew by 13% to £906m APE and Legal & General Investment Management had another record year, gaining £14bn of new funds.

"Despite changed assumptions to reflect expected improvements in annuitant mortality, Achieved Profits operating profit at £695m was only £52m below last year. Setting aside the impact of these changed assumptions, operating profit would have grown by 12%. The contribution from new life and pensions business increased by 15% and we also achieved strong profit growth from both Legal & General Investment Management and general insurance.

"Our capital base, reinforced by the rights issue, has been managed to ensure we remain financially strong. In a market where financial strength is a differentiator, our position as the only major European life insurer to retain a AAA financial strength rating from Standard & Poor's gives us an important competitive advantage.

"Although the trading environment has been tough so far in 2003, we believe we have the strategy and financial strength to continue to outperform."

More/...

Overview of results - Achieved Profits basis

Legal & General's UK strategy continues to be focused on providing a broad range of competitive products through multi-channel distribution. The success of this strategy is reflected in these results with further profitable growth in volumes and market share. Over the year our market share of individual new business, including ISAs and unit trusts, grew from 6.1% to 7.8%.

- New UK life and pensions business grew by 4% to £608m APE (2001: £584m) with the benefit of our strategic alliances with Alliance & Leicester, Barclays and Northern Rock reflected in the growth in individual life and pensions business of 17%. International new life and pensions business grew by 6%, with increased volumes in the United States and stable volumes in Europe.

- The contribution before tax from new life and pensions business grew by 15% to £249m reflecting increased new business volumes and improved margins on some product lines.

- Legal & General Investment Management again delivered impressive results, winning £14bn of new funds. Operating profit grew by 21% from £76m to £92m.

- The Group's operating profit before tax from continuing operations was £695m (2001: £747m) with a reduced life and pensions profit, which reflected changed assumptions for expected improvements in annuitant mortality. Setting aside the impact of these changed assumptions, operating profit would have grown by 12%.

- After adjusting for the sale of Legal & General Bank, Group funds under management at the year end were unchanged at £116bn despite further equity market falls.

- At the year end, group shareholders' funds amounted to £5,358m (2001: £4,994m) before providing for dividends of £297m.

- The Board has declared a final dividend of 3.25p per share, an increase of 2.5% on the previous year. The interim dividend of 1.67p also increased by 2.5% and, adjusted for the bonus element of the rights issue, would have been 1.53p.

Capital strength

Legal & General's financial strength provides an important source of competitive advantage in a rapidly consolidating marketplace. At the end of January 2003, Standard & Poor's reaffirmed the AAA rating for the financial strength of our UK Long Term Fund - albeit with a negative outlook. We are now the only major European life insurer with a AAA rating.

Management's estimate of the Form 9 free asset ratio for the Group's UK long term business, including an implicit item, was 12.0% at 31 December 2002 (2001: 15.3%).

Analysis of results - Achieved Profits basis

UK life and pensions

Operating profit was £501m (2001: £532m). The contribution before tax from new business increased by 15% to £211m (2001: £183m). In a challenging market environment where capital has been scarce, we have been able to obtain a higher return on the investment in new business. As a percentage of APE, the contribution increased to 35% (2001: 31%).

The contribution from in-force business was £134m (2001: £252m). As previously indicated, the changed assumptions for expected improvements in annuitant mortality and related demographic factors accounted for a £140m reduction. The impact of development costs was much lower at £3m (2001: £26m).

The contribution from shareholder net worth was £159m (2001: £123m) reflecting a full year contribution from the intra-group subordinated debt capital invested in the UK Long Term Fund.

More/...

International life and pensions
Operating profit from international life and pensions business was £80m (2001: £101m), with reduced contributions from the USA and France outweighing improved results in the Netherlands.

USA
New business grew by 10% to £57m APE (2001: £52m) as we continued to develop our chosen market niche of term assurance for upper income customers. Legal & General America is now a top ten provider in the term assurance market.

Operating profit fell 25% to £50m (2001: £67m). An increased contribution from new business reflected the growth in premium volumes but the contribution from in-force business was reduced by £17m as a result of a higher than expected level of claims.

Europe
Our European businesses continued to experience difficult market conditions but new business of £35m APE was held at 2001 levels. Operating profit was lower at £30m (2001: £34m).

Legal & General Investment Management
Operating profit from Legal & General Investment Management increased by 21% to £92m (2001: £76m). This included a profit of £83m (2001: £70m) from the UK managed pension funds business which benefited from an increased contribution from new business.

Over the year, Legal & General Investment Management maintained its highly successful track record, winning new funds of £14.0bn (2001: £13.2bn). This result has been achieved despite a significant fall in equity values over the year and has ensured that we maintained our record of averaging over £1bn of new UK pension fund investment business per month over the last five years.

General insurance
All classes of business have been profitable in 2002, resulting in a 24% growth in operating profit to £46m (2001: £37m). Net written premiums grew 13% to £304m (2001: £269m). The household account, which represents over three-quarters of net premiums written, produced an operating profit of £18m, as the impact of increased premiums was partially offset by bad weather claims.

The operating profit for mortgage indemnity business was £12m (2001: £14m). £4m of the total profit arose from the release of provisions for pre-1993 mortgage indemnity contracts, for which the remaining provision is now only £5m.

Operating profit for other business, mainly ASU, healthcare and motor, doubled to £16m (2001: £8m).

Other operational income
Other operational income comprises the longer term investment return arising from investments held outside the UK Long Term Fund, interest expense, unallocated corporate expenses and the results of the Group's other operations. The loss of £24m (2001: £1m profit) primarily arose from interest expense on higher borrowings.

The Group's other operations (primarily the retail investment and estate agency businesses) produced a loss of £14m (2001: £17m loss). This reflected increased acquisition costs incurred in respect of new retail investment business, which grew by 61% over the year. These costs were only partially offset by a modest profit from estate agency.

Profit on ordinary activities
The Group's operating profit from continuing operations before tax was £695m (2001: £747m). The loss on ordinary activities before tax of £450m (2001: £62m profit) includes the effect of variances in investment return from the longer-term return assumed at the end of the previous year, together with economic assumption changes. The negative investment return variance of £1,174m (2001: negative variance of £688m) reflected the worldwide fall in equity markets. The investment return on the UK Long Term Fund equity and property portfolio was 23.4% below the assumption for the period (2001: 16.9% below assumption). The loss on ordinary activities before tax also included an exceptional profit of £36m from the sale of our banking operations to Northern Rock plc.

The effect of economic assumption changes resulted in a decrease of £6m, compared with a £3m decrease in 2001.

More/...

Balance sheet
At 31 December 2002, the embedded value of the Group's long term businesses was £4,790m (2001: £5,317m). Shareholders' funds on the Achieved Profits basis increased to £5,061m benefiting from the proceeds of the recent rights issue (2001: £4,994m), equivalent to 78p per share.

Overview of results - Modified Statutory Solvency (MSS) basis
Operating profit before tax from continuing operations was unchanged over the year at £493m, with improved results from Legal & General Investment Management and general insurance offset by increased interest expense within other operational income.

The UK life and pensions operating profit before tax rose to £366m (2001: £353m). Since 1996 the transfer from our UK Long Term Fund has been moving progressively towards a formula comprising 10% of the with-profits surplus plus a smoothed investment return, which is determined by reference to the embedded value of the shareholder retained capital and the non-profit business. The 2002 transfer has reached this formula level, augmented by the distribution in respect of the intra-group subordinated debt capital held within the shareholder retained capital. The servicing cost of the related external debt has been reflected in interest expense reported within other operational income. The transfer in respect of with-profits business fell as the impact of lower bonus rates was only partially offset by growth in the book of business.

Results for the USA have benefited from strong growth in the book of business over recent years. The result from our European operations has been impacted by the lack of realised gains in current investment markets and from the strengthening of regulatory provisions in France.

The contribution from shareholder retained capital in the UK Long Term Fund was a negative £571m (2001: a negative of £550m). This reflected lower investment returns, the net capital released from non-profit business and an increased transfer to shareholders from this business. The net capital released benefits from a growing book of business and includes an exceptional release from non-profit reserves. This exceptional release emerged as we refined our reserving for protection business and the asset/liability management of our annuity book and has more than offset the impact of annuitant mortality and the net new business strain.

Payment of dividend
The final dividend of 3.25p per share will be paid on 1 May 2003 to shareholders registered at the close of business on 4 April 2003. The shares go ex-dividend on 2 April 2003. A Dividend Re-investment Plan is available to shareholders.

Enquiries to:
Investors:
Andrew Palmer, Group Director (Finance) 020 7528 6286
e-mail: andrew.w.palmer@group.landg.com

Peter Horsman, Head of Investor Relations 020 7528 6362
e-mail: peter.horsman@group.landg.com

Media:
John Morgan, Head of Public Relations 020 7528 6213
e-mail: john.morgan@group.landg.com

Anthony Carlisle, Citigate Dewe Rogerson 07973 611888
e-mail: anthony.carlisle@citgatedr.co.uk

More/...

Notes:

- The statements in Part 2 of this release have been prepared in accordance with the methodology for Supplementary Accounting for long term insurance business (The Achieved Profits Method) issued in December 2001 by the Association of British Insurers in all material aspects. This methodology sets out a more realistic method for recognising shareholders' profits from long term business than the MSS basis contained in Part 3. These financial statements have been reviewed by PricewaterhouseCoopers and prepared in conjunction with our consulting actuaries - Tillinghast Towers-Perrin and, in the USA, Milliman USA.

- The annual report will be sent to shareholders on 25 March 2003 and delivered to the Registrar of Companies after the Annual General Meeting on 30 April 2003.

- Issued share capital at 31 December 2002: 6,502,264,641 shares of 2.5p each.

- A copy of this announcement can be found in the News and Results section of our Shareholder web site at http://investor.legalandgeneral.com/releases.cfm

- The results presentation to analysts and fund managers will also be available later today at http://investor.legalandgeneral.com/presentations.cfm

Ends

Part 2
Legal & General Group Plc

Consolidated Profit and Loss Account - Achieved Profits basis

Year ended 31 December 2002

	Notes	2002 £m	2001 Restated £m
Profit on continuing operations			
Life and pensions	1	**581**	633
Institutional fund management	Part 4	**92**	76
General insurance	5	**46**	37
Other operational income	6	**(24)**	1
Operating profit from continuing operations		**695**	747
Profit on discontinued operations			
Other operational income - Banking		**4**	4
Operating profit		**699**	751
Variation from longer term investment return	8	**(1,174)**	(688)
Change in equalisation provision		**(5)**	(6)
Effect of economic assumption changes	9	**(6)**	(3)
Profit on sale of discontinued operations	10/11	**36**	8
(Loss)/profit on ordinary activities before tax		**(450)**	62
Tax credit/(charge) on (loss)/profit on ordinary activities	13	**27**	(98)
Loss for the financial period		**(423)**	(36)
Dividends		**(297)**	(261)
Retained loss		**(720)**	(297)
Earnings per share		p	p
Based on operating profit from continuing operations after tax		**7.69**	9.84
Based on loss for the financial period		**(6.52)**	(0.64)
Diluted earnings per share			
Based on operating profit from continuing operations after tax		**7.52**	9.36
Based on loss for the financial period		**(6.52)**	(0.64)
Dividend per share		**4.78**	4.67

These financial statements were approved by the Board on 26 February 2003 and have been prepared for long term business using the Achieved Profits (AP) basis. The Modified Statutory Solvency (MSS) results are included in Part 3.

The results for the year ended 2001 have been restated following the adoption of Financial Reporting Standard 19 (FRS19), Deferred tax (see note 13) and earnings per share and dividends per share have been restated to reflect the 2002 rights issue.

The results constitute non statutory accounts within the meaning of Section 240 of the Companies Act 1985.

Legal & General Group Plc

Consolidated Balance Sheet - Achieved Profits basis

Year ended 31 December 2002

	Notes	At 31.12.02 £m	At 31.12.01 Restated £m
Assets			
Investments	14	**32,442**	34,464
Assets held to cover linked liabilities		**69,723**	70,982
Long term in-force business asset		**1,916**	2,147
Other assets		**4,489**	2,783
		108,570	110,376
Liabilities			
Shareholders' funds	16	**5,061**	4,994
Fund for future appropriations		**516**	1,845
Technical provisions			
- Technical provisions for linked liabilities		**69,413**	70,848
- Long term business provisions		**30,679**	28,536
- General insurance provisions		**345**	336
		100,437	99,720
Borrowings	17	**1,589**	1,642
Bank customer deposits		**-**	1,043
Other creditors		**967**	1,132
		108,570	110,376

Statement of Total Recognised Gains and Losses

	At 31.12.02 £m	At 31.12.01 Restated £m
Loss for the financial period	**(423)**	(36)
Exchange losses	**(5)**	(1)
Total recognised gains and losses	**(428)**	(37)

Legal & General Group Plc

Notes to Financial Statements - Achieved Profits basis

Year ended 31 December 2002

1. Operating profit from long term business

	Life and pensions UK £m	Life and pensions International £m	Life and pensions Total £m	Managed pension funds* £m	Total £m
Year ended 31.12.02					
Contribution from:					
New business	**211**	**38**	**249**	**32**	**281**
In-force business					
- expected return	**264**	**46**	**310**	**15**	**325**
- experience variances **	**(25)**	**(18)**	**(43)**	**14**	**(29)**
- operating assumption changes **	**(105)**	**1**	**(104)**	**16**	**(88)**
Development costs	**(3)**	**-**	**(3)**	**(1)**	**(4)**
Shareholder net worth	**159**	**13**	**172**	**7**	**179**
Operating profit	**501**	**80**	**581**	**83**	**664**
Year ended 31.12.01					
Contribution from:					
New business	183	34	217	27	244
In-force business					
- expected return	242	45	287	14	301
- experience variances	43	(5)	38	20	58
- operating assumption changes	(33)	11	(22)	11	(11)
Development costs	(26)	0	(26)	(2)	(28)
Shareholder net worth	123	16	139	-	139
Operating profit	532	101	633	70	703

* Included in the Institutional fund management result of £92m (2001: £76m).

** UK long term business includes the impact of improvements in annuitant mortality and other related demographic assumption changes (negative £140m).

Legal & General Group Plc

Notes to Financial Statements - Achieved Profits basis

Year ended 31 December 2002

2. Life and pensions gross premiums and operating profit

	2002 Premiums written £m	2002 Operating profit £m	2001 Premiums written £m	2001 Operating profit £m
UK	**4,229**	**501**	4,250	532
USA	**285**	**50**	272	67
Netherlands	**137**	**23**	131	18
France	**153**	**7**	146	16
	4,804	**581**	4,799	633

International life and pensions gross premiums and operating profit for 2001 expressed at 31 December 2002 exchange rates are:

	Premiums written £m	Operating profit £m
USA	247	61
Netherlands	140	19
France	156	17

3. Sterling exchange rates used

	31.12.02	31.12.01
United States dollar	**1.61**	1.46
Euro	**1.53**	1.63

4. Half yearly analysis of operating profit from continuing operations

	2002		2001	
	Second half £m	First half £m	Second half £m	First half £m
Life and pensions	**268**	**313**	314	319
Institutional fund management	**52**	**40**	45	31
General insurance	**24**	**22**	21	16
Other operational income	**(11)**	**(13)**	0	1
Total	**333**	**362**	380	367

5. General insurance net premiums and operating profit

	2002 Premiums written £m	2002 Operating profit £m	2001 Premiums written £m	2001 Operating profit £m
Household	**231**	**18**	204	15
Mortgage indemnity	**2**	**12**	1	14
Other business	**71**	**16**	64	8
Total	**304**	**46**	269	37

Legal & General Group Plc

Notes to Financial Statements - Achieved Profits basis

Year ended 31 December 2002

6. Other operational income

	2002 £m	2001 £m
Shareholders' other income		
- Investment return on shareholders' funds	**54**	52
- Interest expense	**(52)**	(24)
	2	28
Other operations	**(14)**	(17)
Unallocated corporate and development expenses	**(12)**	(10)
	(24)	1

7. General insurance and shareholders' investment return

	2002 £m	2001 £m
Investment income	**57**	62
Interest expense and charges	**(52)**	(25)
Realised investment losses	**(6)**	(12)
Unrealised investment depreciation	**(42)**	(42)
	(43)	(17)
reported within:		
General insurance	**18**	18
Other operational income	**2**	28
Variation from longer term investment return		
- General insurance	**(21)**	(25)
- Other operational income	**(42)**	(38)
	(63)	(63)

The investment return shown represents the return on the General insurance and Corporate funds. Shareholders' other income, reported within Other operational income, has been allocated based on a longer term rate of investment return with the variation from the actual return being reported as Variation from longer term investment return.

Legal & General Group Plc

Notes to Financial Statements - Achieved Profits basis

Year ended 31 December 2002

8. Variation from longer term investment return

	2002 £m	2001 £m
Life and pensions		
- UK	**(1,045)**	(579)
- International	**(18)**	(15)
Total life and pensions	**(1,063)**	(594)
Managed pension funds	**(48)**	(31)
Total long term business	**(1,111)**	(625)
General insurance	**(21)**	(25)
Other operational income	**(42)**	(38)
	(1,174)	(688)

For long term business, the variation from longer term investment return represents the effect of the investment performance in respect of shareholder net worth and in-force business, compared with embedded value assumptions at the beginning of the period.

The after tax impact of the variation from longer term investment return is charged to the balance sheet.

9. Effect of economic assumption changes

	2002 £m	2001 £m
Life and pensions		
- UK	**(14)**	2
- International	**8**	(5)
Total long term business	**(6)**	(3)

10. Sale of Banking operations

The sale of Legal & General Bank Ltd and Legal & General Mortgage Services Ltd, two wholly owned subsidiaries, to Northern Rock plc, was completed on 1 August 2002. The results to the date of sale have been reported as discontinued business. This transaction resulted in an exceptional profit before tax of £36m (£36m after tax) and generated net proceeds of £133m.

11. Sale of Fairmount Group

The sale of Fairmount Group plc, a wholly owned subsidiary, to Brown Shipley & Co Ltd was completed on 16 August 2001. The results to the date of sale were not material and hence were not separately reported as discontinued business. This transaction resulted in an exceptional profit before tax of £8m (£8m after tax) and after an interim dividend of £2m, generated net proceeds of £35m against which goodwill of £20m, previously written off against reserves, had been charged.

Legal & General Group Plc

Notes to Financial Statements - Achieved Profits basis

Year ended 31 December 2002

12. Acquisition of Alliance & Leicester Life Assurance Company Ltd

The acquisition of Alliance & Leicester Life Assurance Company Ltd from Alliance & Leicester plc was completed on 3 September 2002. The acquisition cost of £89m represented £22m for the value of the in-force business and £67m for the net assets of the company. The results have been accounted for as an acquisition in the Group's consolidated financial statements.

13. Analysis of tax

	2002 Profit/(loss) before tax £m	2002 Tax (charge)/ credit £m	2001 Profit/(loss) before tax £m	2001 Tax (charge)/ credit Restated £m
Profit on continuing operations				
UK life and pensions	**501**	**(138)**	532	(137)
International life and pensions				
- USA	50	(18)	67	(24)
- Netherlands	23	(8)	18	(6)
- France	7	(2)	16	(5)
	80	**(28)**	101	(35)
	581	**(166)**	633	(172)
Institutional fund management	**92**	**(28)**	76	(21)
General insurance	**46**	**(13)**	37	(8)
Other operational income	**(24)**	**10**	1	6
Operating profit from continuing operations	**695**	**(197)**	747	(195)
Profit on discontinued operations				
Other operational income - Banking	**4**	**0**	4	(1)
Operating profit	**699**	**(197)**	751	(196)
Variation from longer term investment return	**(1,174)**	**221**	(688)	90
Change in equalisation provision	**(5)**	**2**	(6)	2
Effect of economic assumption changes	**(6)**	**1**	(3)	6
Profit on sale of discontinued operations	**36**	**-**	8	-
(Loss)/profit on ordinary activities and tax	**(450)**	**27**	62	(98)

FRS19, Deferred tax, has been adopted and the 2001 comparatives restated accordingly. Profit after tax for 2002 increased by £7m (2001: £7m) and Shareholders' funds increased by £7m (2001: nil). The AP methodology effectively requires expected future tax provisions for long term business to be discounted. Deferred tax provisions for other than long term business operations have not been discounted.

Notes to Financial Statements - Achieved Profits basis

Year ended 31 December 2002

14. Funds under management

	At 31.12.02 £m	At 31.12.01 £m
Land and buildings	**3,589**	3,526
Shares, variable yield securities and unit trusts	**10,139**	12,964
Debt and other fixed income securities	**15,977**	14,270
Loans secured by mortgages	**204**	1,394
Other loans and investments	**144**	382
Deposits with credit institutions	**2,389**	1,928
Total investments	**32,442**	34,464
Assets held to cover linked liabilities	**69,723**	70,982
Funds included in the consolidated balance sheet	**102,165**	105,446
Segregated funds	**8,970**	7,561
Unit trusts, ISAs and PEPs	**5,117**	4,535
Total funds under management	**116,252**	117,542
representing:		
Managed in the UK		
- Active	**36,018**	33,832
- Index tracking	**76,855**	78,255
- For overseas subsidiaries	**1,119**	1,161
	113,992	113,248
Managed overseas	**2,210**	2,661
	116,202	115,909
Mortgages and other	**50**	1,633
	116,252	117,542
including Institutional funds under management:		
Managed pension funds		
- Pooled	**60,397**	61,675
- Segregated	**6,308**	5,130
	66,705	66,805
Other funds	**2,662**	2,575
	69,367	69,380

The reported asset mix shown above does not reflect the use of derivatives. The effect of outstanding futures contracts would have been to increase the value reported for shares, variable yield securities and unit trusts by £631m (2001: £136m); deposits would have been decreased by corresponding amounts. The effect of other derivatives is not considered significant enough to be reported separately.

Legal & General Group Plc

Notes to Financial Statements - Achieved Profits basis

Year ended 31 December 2002

15. Embedded value

	Life and pensions UK £m	International £m	Total £m	Managed pension funds £m	Total £m
Year ended 31.12.02					
At 1 January	**4,432**	**633**	**5,065**	**252**	**5,317**
Exchange rate movements	**-**	**(36)**	**(36)**	**-**	**(36)**
	4,432	**597**	**5,029**	**252**	**5,281**
(Loss)/profit after tax	**(502)**	**45**	**(457)**	**25**	**(432)**
Capital movements *	**214**	**(1)**	**213**	**-**	**213**
Distributions	**(257)**	**-**	**(257)**	**(15)**	**(272)**
At 31 December	**3,887**	**641**	**4,528**	**262**	**4,790**
comprising:					
Value of in-force business	**2,153**	**408**	**2,561**	**132**	**2,693**
Shareholder net worth **	**1,734**	**233**	**1,967**	**130**	**2,097**
	3,887	**641**	**4,528**	**262**	**4,790**
Year ended 31.12.01					
At 1 January	3,868	578	4,446	134	4,580
Exchange rate movements	-	6	6	-	6
	3,868	584	4,452	134	4,586
(Loss)/profit after tax	(109)	52	(57)	26	(31)
Capital movements*	920	(1)	919	116	1,035
Distributions	(247)	(2)	(249)	(24)	(273)
At 31 December	4,432	633	5,065	252	5,317
comprising:					
Value of in-force business	2,439	394	2,833	136	2,969
Shareholder net worth **	1,993	239	2,232	116	2,348
	4,432	633	5,065	252	5,317

* Capital movements for 2002 comprise an increase in subordinated debt of £100m together with £114m representing proceeds from the sale of Legal & General Bank Limited attributable to the Shareholder Retained Capital (SRC) (2001: increase in subordinated debt of £355m and £580m representing the residual net asset values of the LTF subsidiaries sold less net capital invested in operational subsidiaries of £15m).

** For the UK life and pensions business, shareholder net worth comprises the SRC on the MSS basis, adjusted for deferred acquisition costs, and the sub-fund, both net of an appropriate allowance for tax. It also includes intra-group subordinated debt capital of £602m (2001: £502m) but excludes the net liabilities of £11m (2001: net assets of £68m) of the UK long term fund (LTF) operational subsidiaries.

Notes to Financial Statements - Achieved Profits basis

Year ended 31 December 2002

16. Shareholders' funds

Segmental analysis

	At 31.12.02 £m	At 31.12.01 Restated £m
Embedded value of life and pensions businesses:		
- UK *	**3,887**	4,432
- USA	**486**	492
- Netherlands	**87**	74
- France	**68**	67
	4,528	5,065
Institutional fund management **	**293**	284
	4,821	5,349
General insurance	**101**	91
Banking	**-**	93
Corporate funds ***	**139**	(539)
	5,061	4,994
Movement		
At 1 January	**4,994**	5,267
Loss for the financial period	**(423)**	(36)
Exchange losses	**(5)**	(1)
Dividends	**(297)**	(261)
Increase in share capital/share premium	**792**	5
Goodwill written back on sale of Fairmount Group plc	**-**	20
At 31 December	**5,061**	4,994

* Including £602m (2001: £502m) of intra-group subordinated debt capital attributed to the SRC.

** Including £262m (2001: £252m) net assets of managed pension funds business.

*** Corporate funds includes the convertible debt of £516m (2001: £515m), the senior debt of £602m (2001: £502m) which has been onlent to the LTF and the net proceeds of £788m from the 2002 rights issue.

17. Borrowings

	At 31.12.02 £m	At 31.12.01 £m
2.75% Convertible bond 2006	**516**	515
Medium Term Notes 2031-2041	**597**	402
Medium Term Notes 2003-2004	**369**	334
Commercial paper 2003	**89**	321
Bank loans 2003	**18**	70
Total borrowings	**1,589**	1,642

The convertible bond is due in 2006 with a coupon of 2.75% p.a. and is convertible into ordinary shares of the Company at 184p per share. If converted, this bond would give rise to the issue of 285.3m new ordinary shares which represents approximately 4.4% of the current issued share capital.

Notes to Financial Statements - Achieved Profits basis

Year ended 31 December 2002

18. Embedded value assumptions
UK life and pensions

i) The assumed future pre-tax returns on fixed interest and RPI linked securities are set by reference to redemption yields available in the market at the end of the reporting period. The corresponding return on equities and property and the risk discount rate have been set by reference to the fixed interest gilt assumption. The economic assumptions were:

	As at 31.12.02 % p.a.	As at 31.12.01 % p.a.
UK		
Investment return		
- Gilts		
- Fixed interest	**4.5**	5.0
- RPI linked	**4.4**	5.0
- Non-gilts		
- Fixed interest	**4.9 - 5.8**	5.4 - 6.3
- RPI linked	**4.8 - 5.3**	5.1 - 5.8
- Equities and property	**7.1**	7.6
Risk discount rate (after tax)	**7.0**	7.5
Inflation		
- Expenses/earnings	**3.3**	3.5
- Indexation	**2.3**	2.5

The assumed returns on non-gilt securities are net of an allowance for default risk of 0.20% p.a. (2001: 0.15% p.a.), other than for certain government-supported securities where no such allowance is made.

ii) Assets are valued at market value. For the projection of fixed interest and RPI linked investment returns, asset values are adjusted to reflect the assumed interest and inflation rates.

iii) Capital reported as transferred into the LTF since 1996, in the form of subordinated debt and any remaining excess consideration over the net asset value of subsidiaries transferred from the LTF in December 2001, is treated as residual.

iv) The value of the sub-fund is the discounted value of projected investment returns for a period of 20 years (2001: 20 years).

v) Development costs relate to the new strategic administration systems, and in 2001 the start up costs relating to the Barclays strategic alliance.

vi) Future bonus rates have been set at levels which would fully utilise the assets supporting with-profits business. The proportion of profits derived from with-profits business allocated to shareholders has been assumed to be 10% throughout.

18. Embedded value assumptions (continued)

vii) The value of in-force business reflects the cost of providing for benefit enhancement or compensation in relation to certain products including administration expenses.

viii) Other actuarial assumptions have been set at levels commensurate with recent operating experience, including those for mortality, persistency and maintenance expenses (excluding the development costs referred to above). These are reviewed annually. An allowance is made for future improvements in annuitant mortality based on externally published data. For end 2002, male annuitant mortality is assumed to improve in accordance with CMI Working Paper 1, projection SC for experience and projection MC for statutory reserving. Female annuitant mortality is assumed to improve in accordance with CMI Report No. 17.

ix) Business in force comprises previously written single premium, regular premium and recurrent single premium contracts. For this purpose, DSS rebates have not been treated as recurrent and their value is included as premiums are received.

x) Projected tax has been determined assuming current tax legislation and rates.

xi) AP results are computed on an after tax basis and are grossed up to the pre-tax level for presentation in the profit and loss account. The tax rate used for grossing-up is the corporation tax rate of 30% (2001: 30%), except for the profit attributable to shareholder net worth, where the rate used is derived from the tax attributed to the contribution from shareholder net worth in the MSS accounts. To arrive at operating profit, the contribution from shareholder net worth is grossed up at a rate to reflect the tax associated with a longer term investment return.

UK managed pension funds
The UK life and pensions economic assumptions are used. All contracts are assumed to lapse after 10 years. Fees are projected on a basis which reflects current charges and, if less, anticipated charges. New business consists of monies received from new clients and incremental receipts from existing clients, and excludes the roll-up of the investment returns. Development costs relate to strategic systems.

International

Key assumptions are:

	As at 31.12.02	As at 31.12.01
	% p.a.	% p.a.
USA		
Reinvestment rate	**4.8**	6.5
Risk discount rate (after tax)	**6.4**	7.6
Europe		
Government bond return	**4.5**	5.0
Risk discount rate (after tax)	**8.0**	8.5

Notes to Financial Statements - Achieved Profits basis

Year ended 31 December 2002

19. Alternative assumptions

The discount rate appropriate to any investor will depend on the investor's own requirements, tax and perception of the risks associated with the anticipated cash flows to shareholders. The table below shows the effect of alternative discount rates and equity and property returns on the UK life and pensions embedded value and new business contribution for the period.

	As published	1% lower risk discount rate	1% higher risk discount rate	1% higher equities/property returns
Effect on embedded value at 31 December 2002	3,887	+250	-220	+240
Effect on new business contribution for the period	211	+27	-25	+17

It should be noted that in calculating the alternative values all other assumptions are left unchanged.

Legal & General Group Plc

New business

Year ended 31 December 2002

Life and pensions	2002 Annual £m	2002 Single £m	2001 Annual £m	2001 Single £m
Insurance business				
Life	**171**	**1,431**	170	1,238
Pensions	**169**	**1,249**	137	1,536
UK	**340**	**2,680**	307	2,774
USA	**57**	**3**	52	1
Netherlands	**10**	**87**	8	91
France	**5**	**111**	7	109
	72	201	67	201
Insurance total	**412**	**2,881**	374	2,975
Retail investment business				
ISAs	**44**	**720**	38	467
Unit trusts				
- UK	**7**	**802**	1	405
- France	**-**	**32**	-	35
Total new business	**463**	**4,435**	413	3,882

International insurance new business for 2001 expressed at 31 December 2002 exchange rates

	Annual £m	Single £m
USA	47	1
Netherlands	9	97
France	7	116
	63	214

Annual Premium Equivalent (APE) is calculated for total new business, including unit trusts and ISAs but excluding institutional fund management, and comprises the new annual premiums together with 10% of single premiums.
APE from insurance business has increased to £700m (2001: £671m); APE from total new business in the same period has increased to £906m (2001: £801m).

	2002 £m	2001 £m
Institutional fund management		
Managed pension funds *		
- Pooled funds	**12,359**	10,608
- Segregated funds	**1,039**	2,571
- Limited partnerships	**167**	-
	13,565	13,179
Other funds	**402**	40
	13,967	13,219

* New monies from pension fund clients of Legal & General Assurance (Pensions Management) Ltd.
Additional funds which are held on a temporary basis, generally as part of portfolio reconstructions, amounting to £2.1bn (2001: £2.6bn) have been excluded from the above figures.

Legal & General Group Plc

New business

Year ended 31 December 2002

	2002 Full year £m	2002 Second half £m	2002 First half £m	2001 Full year £m	2001 Second half £m	2001 First half £m
UK annual premiums						
Insurance business						
Life						
- Mortgage-related	96	47	49	101	50	51
- Protection	45	23	22	37	21	16
- Group risk	30	16	14	32	16	16
Pensions						
- Individual pensions	162	69	93	123	73	50
- Group pensions	7	3	4	14	10	4
	340	158	182	307	170	137
Retail investment business						
ISAs	44	18	26	38	22	16
Unit trusts	7	2	5	1	1	-
Total	391	178	213	346	193	153
UK single premiums						
Insurance business						
Bonds						
- With-profits	1,172	507	665	1,134	675	459
- Other	259	148	111	104	65	39
Pensions						
- Individual pensions	283	133	150	266	108	158
- Annuities - individual	434	249	185	335	175	160
- Annuities - bulk purchase	307	132	175	741	344	397
- Other group business	66	38	28	74	37	37
- DWP rebates	159	116	43	120	85	35
	2,680	1,323	1,357	2,774	1,489	1,285
Retail investment business						
ISAs	720	184	536	467	157	310
Unit trusts	802	333	469	405	285	120
Total	4,202	1,840	2,362	3,646	1,931	1,715
UK APE						
Individual life and pensions	534	255	279	457	255	202
Retail investments	203	72	131	126	67	59
by channel						
- Independent financial advisers	340	160	180	313	158	155
- Business partnerships	302	138	164	209	145	64
- Business partnerships direct	44	15	29	1	0	1
- Direct	51	14	37	60	19	41
Total UK individual	737	327	410	583	322	261
Group	74	35	39	127	63	64
Total	811	362	449	710	385	325

Part 3
Legal & General Group Plc

Consolidated Profit and Loss Account - Modified Statutory Solvency Basis

Year ended 31 December 2002

	Notes	2002 £m	2001 Restated £m
Profit on continuing operations			
Life and pensions	1	**421**	414
Institutional fund management		**50**	41
General insurance		**46**	37
Other operational income		**(24)**	1
Operating profit from continuing operations		**493**	493
Profit on discontinued operations			
Other operational income - Banking		**4**	4
Operating profit		**497**	497
Variation from longer term investment return		**(63)**	(63)
Change in equalisation provision		**(5)**	(6)
Shareholder retained capital (SRC) contribution	2	**(571)**	(550)
Profit on sale of discontinued operations		**36**	8
Loss on ordinary activities before tax		**(106)**	(114)
Tax charge on loss on ordinary activities		**(74)**	(30)
Loss for the financial period		**(180)**	(144)
Dividends		**(297)**	(261)
Retained loss		**(477)**	(405)
Earnings per share		**p**	p
Based on operating profit on continuing operations after tax		**5.32**	6.29
Based on loss for the financial period		**(2.77)**	(2.57)
Diluted earnings per share			
Based on operating profit on continuing operations after tax		**5.25**	6.00
Based on loss for the financial period		**(2.77)**	(2.57)
Dividend per share		**4.78**	4.67

These financial statements were approved by the Board on 26 February 2003 and have been prepared for long term business using the Modified Statutory Solvency (MSS) basis. The Achieved Profits (AP) results are included in Part 2. The results for the year ended 2001 have been restated following the adoption of Financial Reporting Standard 19, (FRS19) Deferred tax (see note 4) and earnings per share and dividends per share have been restated to reflect the 2002 rights issue.

The results constitute non statutory accounts within the meaning of Section 240 of the Companies Act 1985 and are extracted from the Company's financial statements for the year ended 31 December 2002. The financial statements include the auditor's unqualified report and do not contain a statement under either Sections 237(2) or 237(3) of the Companies Act 1985.

Legal & General Group Plc

Consolidated Balance Sheet - Modified Statutory Solvency Basis

Year ended 31 December 2002

	Notes	At 31.12.02	At 31.12.01 Restated
Assets		£m	£m
Investments		**32,442**	34,464
Assets held to cover linked liabilities		**69,723**	70,982
Other assets		**4,528**	2,813
		106,693	108,259
Liabilities			
Shareholders' funds	3	**3,184**	2,877
Fund for future appropriations		**516**	1,845
Technical provisions		**100,437**	99,720
Borrowings and other creditors		**2,556**	3,817
		106,693	108,259

Statement of Total Recognised Gains and Losses

	Notes	At 31.12.02	At 31.12.01 Restated
		£m	£m
Loss for the financial period		**(180)**	(144)
Exchange (losses)/gains		**(8)**	2
Total recognised gains and losses		**(188)**	(142)

Legal & General Group Plc

Notes to Financial Statements - Modified Statutory Solvency Basis

Year ended 31 December 2002

1. Life and pensions operating profit

	2002 £m	2001 £m
With-profits business	**91**	129
Non-profit business	**275**	224
UK	**366**	353
USA	**52**	50
Netherlands	**8**	12
France	**(5)**	(1)
	421	414

UK life and pensions operating profit is the accrued distributable transfer, grossed up at the corporate tax rate, and for non-profit business is augmented by the distribution in respect of the intra-group subordinated debt capital included within the SRC. Profits for international life and pensions business are reported on bases consistent with MSS or US GAAP.

2. Change in SRC

	2002 £m	2001 Restated £m
Investment income	**60**	51
Interest expense and charges	**(2)**	(1)
Realised investment (losses)/gains	**(23)**	6
Unrealised investment depreciation	**(377)**	(203)
Investment return on SRC	**(342)**	(147)
Net capital released from/(invested in) non-profit business	**46**	(179)
Distribution of operating profit from non-profit business	**(275)**	(224)
SRC contribution before tax	**(571)**	(550)
SRC at 1 January	**2,631**	2,293
SRC contribution before tax	**(571)**	(550)
Tax	**63**	101
SRC contribution after tax	**(508)**	(449)
Change in the net asset values of SRC subsidiaries	**36**	432
Movement in intra-group subordinated debt	**100**	355
SRC at end of period	**2,259**	2,631

On 24 December 2001 the investment management subsidiaries held within the SRC were transferred to new shareholder owned holding companies. SRC includes intra-group subordinated debt capital of £602m (2001: £502m).

Legal & General Group Plc

Notes to Financial Statements - Modified Statutory Solvency Basis

Year ended 31 December 2002

3. Shareholders' funds

	At 31.12.02 £m	At 31.12.01 Restated £m
At 1 January	**2,877**	3,255
Total recognised gains and losses	**(188)**	(142)
Dividends	**(297)**	(261)
Increase in share capital/premium	**792**	5
Goodwill written back on sale of Fairmount Group plc	**-**	20
At end of period	**3,184**	2,877
Comprising:		
Share capital	**163**	129
Share premium	**905**	147
Profit and loss account	**2,116**	2,601
	3,184	2,877

The number of fully paid ordinary shares of 2.5p in issue at the period end was 6,502m (2001: 5,156m).

4. Tax

FRS19, Deferred tax, has been adopted and the 2001 comparatives restated accordingly. The principal impact is the recognition of deferred tax in respect of unrealised appreciation and depreciation of investments and future tax relief for acquisition expenses. It is estimated that profits after tax for 2002 reduced by £13m (2001: increased by £47m) and at 31.12.02 Shareholders' funds increased by £102m (2001: £115m) and the Fund for future appropriations reduced by £76m (2001: £405m). Deferred tax provisions have not been discounted.

Although the SRC has been recognised as profit in these financial statements, there has been no corresponding recognition in the FSA regulatory returns, on which the taxation of life assurance business is currently based. As the payment of incremental tax on this profit depends upon a future event, the occurrence of which is under the company's control, no event giving rise to the need to provide deferred tax has occurred. Accordingly no additional deferred tax has been provided. The maximum amount of such deferred tax not provided was £655m (2001: £768m).

Legal & General Group Plc

Notes to Financial Statements - Modified Statutory Solvency Basis

Year ended 31 December 2002

5. Segmental analysis of shareholders' funds

	At 31.12.02 £m	At 31.12.01 Restated £m
Life and Pensions		
- UK (SRC)*	**2,270**	2,563
- USA	**453**	462
- Netherlands	**24**	19
- France	**36**	40
	2,783	3,084
Institutional fund management	**161**	148
General insurance	**101**	91
Banking	**-**	93
Corporate funds**	**139**	(539)
Shareholders' funds on the MSS basis	**3,184**	2,877
Less: Purchased interests in long term business included in above	**(39)**	(30)
AP long term in-force business asset	**1,916**	2,147
Shareholders' funds on the AP basis	**5,061**	4,994

* Excluding net liabilities of £11m (2001: net assets of £68m) in respect of SRC subsidiaries, but including £602m (2001: £502m) of intra-group subordinated debt capital attributed to the SRC.

** Corporate funds include the convertible debt of £516m (2001: £515m), the senior debt of £602m (2001: £502m) which has been onlent to the UK LTF and the net proceeds of £788m from the 2002 rights issue.

6. UK Long Term Fund

	At 31.12.02 £bn	At 31.12.01 Restated £bn
With-profits business	**23.0**	25.2
Non-profit business	**11.6**	10.5
Sub-fund	**0.2**	0.2
SRC	**2.3**	2.6
	2.5	2.8
Value of fund	**37.1**	38.5

Legal & General Group Plc

Consolidated Cash Flow Statement (excluding long term business)

Year ended 31 December 2002

	2002 £m	2001 Restated £m
Net cash inflow/(outflow) from operating activities	**520**	(79)
Interest paid	**(52)**	(24)
Tax received/(paid)	**18**	(20)
Capital expenditure - net payments	**(1)**	0
Disposal of banking subsidiaries	**20**	34
Acquisition of subsidiaries from the LTF	**(107)**	(570)
Dividends paid	**(263)**	(250)
Issue of share capital	**792**	5
Increase in total borrowing	**249**	808
(Decrease)/increase in mortgage related borrowing	**(31)**	24
Total financing	**1,010**	837
	1,145	(72)
Cash flows (not including long term business) were invested/(divested) as follows:		
Increase/(decrease) in cash holdings	**4**	(6)
Net purchase/(sale) of investments	**1,141**	(66)
Net investment/(divestment)	**1,145**	(72)

Reconciliation of profit before tax to operating cash flow

	2002 £m	2001 Restated £m
Loss on ordinary activities before tax	**(106)**	(114)
Profit relating to long term business	**112**	108
Cash received from/(paid to) long term business	**133**	(137)
Increase in other operating creditors	**199**	50
Other items	**182**	14
	381	64
Net cash inflow/(outflow) from operating activities	**520**	(79)

Part 4
Legal & General Investment Management
- supplementary information

Profits - MSS basis
In another successful year, profits from institutional fund management grew 22% to £50m (2001: £41m).

Despite the falls in global equity markets during 2002, corporate pensions produced an unchanged operating profit of £34m. Revenue growth benefited from record new business levels of £13.4bn (2001: £13.2bn) together with a modest increase in average pooled fund fee rates. Although the number of pension fund clients rose by 8% to 2,220, rigorous cost management ensured that the associated expenses grew by only 4% year on year. Our growing client-base of index-tracking customers provides an opportunity to cross-sell higher fee rate actively managed products.

The Property fund management subsidiary achieved further external asset growth in 2002, leading to enhanced profitability. External property partners new business was £159m during the year and external property funds under management now total over £1bn.

Legal & General Ventures, the private equity arm, achieved an increased profit of £5m (2001: £3m). Over the year, it made three new investments and successfully completed three realisations.

Total funds under management increased to £114bn (2001: £113bn), despite a 25% fall in the FTSE All Share index. The stability of funds under management reflected both £14bn of gross new funds won and a 42% exposure to fixed interest, property and cash in the funds under management.

Profits - Achieved Profits basis
Managed pension funds business is written as a long term contract and so the results of the business are also presented on an Achieved Profits basis. The embedded value assumptions are detailed in Part 2 of this announcement.

Institutional fund management business profits increased by 21% to £92m (2001: £76m) of which managed pension funds represented £83m (2001: £70m). The new business contribution from managed pension funds increased by 19% to £32m (2001: £27m) reflecting changes in the mix of business. The contribution from in-force business was unchanged at £45m.

Fund Performance
Legal & General Investment Management delivered good investment performance across its range of funds in 2002. All index funds met their tracking parameters. The majority of actively-managed funds outperformed their benchmark or peer group median. Performance in Fixed Interest was particularly strong: the Corporate Bond pensions managed fund was the top performing fund in its peer group in the three years to end-2002, and our flagship retail funds, the Fixed Interest Trust and the High Income Trust, delivered top quartile performance.

Part 4

Legal & General Investment Management

Consolidated Profit and Loss Account - Modified Statutory Solvency basis

Year ended 31 December 2002

	2002	2001
	£m	£m
Profit on continuing operations		
Corporate pensions	**34**	34
Ventures	**5**	3
Property	**2**	1
Other external income	**1**	0
Other operational income	**8**	3
Profit on ordinary activities before tax	**50**	41
Tax charge on profit on ordinary activities	**(14)**	(11)
Profit for the financial period	**36**	30

These financial statements were approved by the Group Board on 26 February 2003 and have been prepared for long term business using the Modified Statutory Solvency basis. The Achieved Profits results are included in page 4.

The results constitute non statutory accounts within the meaning of Section 240 of the Companies Act 1985 and are extracted from the Group's financial statements for the year ended 31 December 2002. The Group's financial statements include the auditor's unqualified report and do not contain a statement under either Sections 237(2) or 237(3) of the Companies Act 1985.

Legal & General Investment Management

Funds under management

Year ended 31 December 2002

	At 31.12.02 £m	At 31.12.01 £m
Total investments	**113,992**	113,248
Represented by		
Index tracking funds:		
- UK equities	**35,940**	40,037
- Overseas equities	**17,999**	18,595
- Fixed interest	**15,107**	13,090
- Index linked	**7,481**	6,376
- Cash/deposits	**328**	157
Total index tracking funds	**76,855**	78,255
Actively managed funds	**37,137**	34,993
	113,992	113,248
By fund management approach		
Indexed equities	**53,939**	58,632
Active bonds (including index linked funds)	**25,035**	21,480
Indexed bonds (including index linked funds)	**22,916**	19,623
Active equities	**6,526**	8,357
Property	**5,137**	4,673
Private equity (ventures)	**439**	483
	113,992	113,248
By source of business		
Institutional funds under management*:		
- Managed pension funds pooled	**60,397**	61,674
- Managed pension funds segregated	**6,308**	5,130
- Other	**2,662**	2,430
Total institutional funds under management	**69,367**	69,234
UK Operations (unit trusts - excluding life fund investment)	**5,094**	4,507
UK Operations (life and general insurance funds)	**39,531**	39,507
	113,992	113,248

* excludes institutional investments in unit trust funds

Legal & General Investment Management

New business

Year ended 31 December 2002

New business	2002 £m	2001 £m
Managed pension funds*		
- Pooled funds	**12,359**	10,608
- Segregated funds	**1,039**	2,571
	13,398	13,179
Other funds	**569**	40
	13,967	13,219
By fund management approach		
Active equities	**0.1%**	0.2%
Active bonds (including cash)	**0.5%**	0.4%
Indexed equities	**73.0%**	65.5%
Indexed bonds (including cash)	**25.0%**	33.6%
Property	**1.1%**	0.2%
Private equity	**0.3%**	0.1%
	100.0%	100.0%

* New monies from pension fund clients of Legal & General Assurance (Pensions Management) Ltd.
Other includes segregated property, property partnerships, ventures and institutional clients excluding trusts.
Corporate pensions gross new business excludes £2,068m (2001: £2,546m) of money which is held on a temporary basis, generally as part of a portfolio reconstruction.

Legal & General Investment Management

Consolidated Profit and Loss Account - Achieved Profits basis

Year ended 31 December 2002

	2002 £m	2001 £m
Profit on continuing operations		
Managed pension funds:		
Contribution from:		
New business	**32**	27
In-force business		
- expected return	**15**	14
- expected variances	**14**	20
- operating assumption changes	**16**	11
Development costs	**(1)**	(2)
Shareholder net worth	**7**	-
Total	**83**	70
Ventures	**5**	2
Property	**2**	1
LGIM	**2**	-
Other operational income	**-**	3
Operating profit from institutional fund management	**92**	76
Variation from longer term investment return*	**(48)**	(31)
Profit on ordinary activities before tax	**44**	45
Tax charge on profit on ordinary activities	**(12)**	(14)
Profit for the financial period	**32**	31

* The variation from longer term investment return represents the effect of the investment performance in respect of shareholder net worth and in-force business, compared with embedded value assumptions at the beginning of the period.

Managed pension funds embedded value

	2002 £m	2001 £m
At 1 January	**252**	134
Profit after tax	**25**	26
Distributions and capital movements	**(15)**	92
At 31 December	**262**	252
comprising:		
Value of in-force business	**132**	136
Shareholder net worth	**130**	116
	262	252

KW 31/2003
27 February 2003

Legal & General

Legal & General Group Plc
Temple Court
11 Queen Victoria Street
London EC4N 4TP

Telephone 020 7528 6200
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LEGAL & GENERAL ANNOUNCES 2002 BONUS RATES

Legal & General is increasing the guaranteed benefits of most with-profits plans although annual bonus rates have generally been reduced following a third successive year of falling equity markets.

Overall payouts for maturing endowments following this declaration remain in excess of underlying asset values so demonstrating the benefits of smoothing.

Today's declaration means that a 25 year endowment policy* maturing on 1/03/03 receives a payout of £59,047. This represents a rate of return of 9.7% per annum and is 10.6% below the equivalent payout of £66,061 as at 1/11/02.

Legal & General's bonus declaration process has been subject to independent peer review, as it was in 2002.

Comparison of returns

A 25 year policy* maturing on 1/03/03 will deliver a nominal rate of return of 9.7% per annum equivalent to a real rate of return of 5.6% per annum, while also providing valuable life cover. A similar investment in an average higher rate building society account would have yielded a return of 4.7% per annum equivalent to a real rate of return of 0.8% per annum with no life cover. Unlike a with-profits policy, capital and income in a deposit account is guaranteed on encashment.

Prudent Approach

The reductions in Legal & General's annual bonus rates for 2002 reflect the need for guaranteed benefits to grow more slowly when expectations for future inflation and nominal investment returns are low. The reductions also reflect the poor stockmarket performance of the past three years. Our approach to smoothing means that this poor stockmarket performance has not been fully reflected in our bonus declarations for these three years.

Financial Strength

Market conditions have placed considerable demands on insurance funds worldwide. Nevertheless, Legal & General Assurance Society has recently had its financial strength rating reaffirmed by Standard & Poor's as AAA, the highest available.

*Maturity values and yields for a Legal & General with-profits endowment policy taken out on 1/03/78 by a 29 year old male paying £50 per month

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Notes to editors:

1. *Maturity values and yields for Legal & General 25 year with-profits endowment policies taken out by a 29 year old male investing £50 per month and maturing on 1 March 2003 are:

Endowment Assurance Policy: £59,047 (2002: £73,566). This is an actual return of 9.7% per annum and a real return over inflation of 5.6% per annum (2001: 6.6%). This rate of return is 5.0% per annum higher than the 4.7% per annum the same investment would have obtained from an average higher rate building society account. The returns from the average higher rate building society deposit account are the net rates to 1 March 2003 assuming that interest rates for January to 1 March 2003 remain at the January 2003 level [Source Micropal]. A building society guarantees the capital and added interest of its investments.

The 'real rate of return' represents the yield obtained in excess of the return earned if the premiums had grown in line with the RPI (increase in RPI for the period December 2002 to March 2003 remains at the same level as December 2002).

Low Cost Endowment Policy: £58,014 (2002: £72,279). This is £30,358 greater than the mortgage of £27,656 it was designed to repay. The policy carries a higher level of life assurance cover than the endowment assurance policies.

2. Further details

Examples of payouts to customers with policies maturing in 2003 are in the appendices below.

3. Bonus Policy

The 2003 bonus declaration is in line with Legal & General's principles which aim to provide competitive and equitable returns for policyholders while maintaining the strength of the Long Term Fund for future generations of policyholders. This requires Legal & General to:

- Treat all generations of policyholders and types of policies fairly.
- Take account of the amount of assets generated by each type and generation of policy allowing for investment returns achieved and expenses incurred.
- Smooth maturity returns to policyholders so that they are shielded from some of the fluctuations that can be experienced in investment returns and other factors.

4. Total Cost of Bonuses in 2002: £579m (2001: £809m).

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5. Investment Mix:
The investment mix backing participating with-profits business in aggregate varied from end 2001 as follows:

	End 2002	End 2001
	%	%
Fixed Interest	30	23
Property	17	15
Equity Shares:		
UK Shares	37	44
Non UK Shares	12	15
Unlisted Shares	2	1
Other Investments	2	2
	100	100

The asset mix is the overall mix for all the participating with-profits business. The asset mix and therefore the investment return attributed to different types and generations of policies may be different from the above as it reflects the different product designs, guarantees and representations made to policyholders. The proportion of equity investments has fallen since end 2001 and the proportion of the remaining asset classes has risen. This change is principally due to the fall in the market values of equities during 2002, rather than a programme of switching investments out of equities into the remaining asset classes.

The investment returns earned on the overall assets backing participating with-profits business over the last five years are as follows:

1998	1999	2000	2001	2002
+15%	+17%	+1%	-7%	-9%

The total return in 2002 on the FTSE All Share was minus 23 per cent.

Regulatory Notes:

- Past performance is not necessarily a guide to future performance.
- Legal & General Assurance Society Limited is regulated by the Financial Services Authority.
- Returns from with-profits contracts are dependent on bonuses. Future bonus rates are not guaranteed.
- Unlike a with-profits policy, capital and income in a deposit account is guaranteed on encashment.
- The surplus arose during a period when investment returns were high, similar returns and therefore such large surpluses may not be available in future years.

Issued By:
John Morgan
Head of Public Relations
Tel: 020 7528 6213
(Appendices to follow)

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Appendix A

2002 ENDOWMENT ASSURANCE BONUS DECLARATION

ANNUAL (REVERSIONARY) BONUSES ON LIFE POLICIES

2002		2001
1.00	% of sum assured	1.50
1.75	% of existing bonus	2.75

PAYOUTS ON MATURING ENDOWMENT POLICIES

£50 per month

	Maturing 1/3/03 £	Yield % (Real Return)	Maturing 1/11/02 £	Yield % (Real Return)	Maturing 1/3/02 £	Yield % (Real Return)
25 Year Payout	59,047	9.7 (5.6)	66,061	10.4 (6.2)	73,566	11.1 (6.6)
20 Year Payout	27,955	7.8 (4.4)	29,976	8.4 (4.9)	33,696	9.4 (5.9)
15 Year Payout	14,459	6.0 (3.2)	15,475	6.9 (3.9)	17,217	8.2 (5.2)
10 Year Payout	7,320	3.9 (1.4)	7,670	4.8 (2.3)	8,470	6.7 (4.4)

Notes:
1. The examples assume a male aged 29 paying a premium of £50 per month
2. The 'real rate of return' represents the yield obtained in excess of the return earned if the premiums had grown in line with the RPI (increase in RPI for the period December 2002 to March 2003 remains at the same level as December 2002).

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Appendix B

2001 UNITISED WITH-PROFITS BONUS DECLARATION

The figures in the table are the running yields for premiums paid in 2002 and the interim running yields for premiums paid in 2002 and 2003.

SINGLE PREMIUM LIFE POLICIES (CURRENT SERIES)

With-profits Income Bond

Date of Investment	2002 Interim running yield	2002 Declared running yield	2003 Current interim running yield
2002 Q1	5.75%	5.75%	4.25%
2002 Q2	5%	5%	4.5%
2002 Q3	5%	5%	5%
2002 Q4	5%	5%	5%
2003 Q1	-	-	5%

With-profits Growth Bond

Date of Investment	2002 Interim running Yield	2002 Declared running yield	2003 Current interim running yield
2002 Q1	4%	3%	3%
2002 Q2	4%	3%	3%
2002 Q3	4%	4%	4%
2002 Q4	4%	4%	4%
2003 Q1	-	-	4%

REGULAR PREMIUM (ANNUAL) LIFE POLICIES (LATEST CONTRACT VERSIONS)

Flexible Mortgage Plan (Higher rates apply to some earlier versions of the Plan)

Date of premium Payment	2002 Interim running Yield	2002 Declared running yield	2003 Current interim running yield
2002	4.25%	3.25%	3.25%
2003	-	-	3.75%

Savings Plan (Higher rates apply to some earlier versions of the Plan)

Date of premium Payment	2002 Interim running Yield	2002 Declared running yield	2003 Current interim running yield
2002	3.6%	2.6%	2.8%
2003	-	-	3.1%

REGULAR PREMIUM (ANNUAL) PENSIONS POLICIES

Personal Pension Plan (accumulation units) - not single charge

Date of premium Payment	2002 Interim running Yield	2002 Declared running yield	2003 Current interim running yield
2002	4.5%	4.5%	3.5%
2003	-	-	4.5%

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Personal Pension Plan (accumulation units) - explicit charge

Date of premium Payment	2002 Interim running Yield	2002 Declared running yield	2003 Current interim running yield
2002	5.25%	5.25%	4.25%
2003	-	-	5.25%

Notes:

For most of Legal & General's Unitised with-profits policies growth comes from the addition of a 'contractual addition' and the addition of bonuses. Both depend upon when the premiums were paid and can vary from year to year. Where Unitised with-profits policies do not attract a contractual addition the annual bonuses have been correspondingly higher.

Each year a normal, annual bonus, is declared for the previous year and the sum of the normal annual bonus and any contractual addition is called the 'Running Yield'. An interim bonus rate, which is not guaranteed and which can be changed without notice is also declared and applies in respect of the current year for any claims. 'Interim Running Yield' is the sum of interim bonus and any contractual addition. NB: the annual bonus rates declared for 2003 may be different from the interim rates.

Terminal (Final) bonus may also be paid in the event of claim. Terminal bonus rates are not guaranteed and can be changed without notice. For with-profit Income Bonds the total return comes through the addition of annual bonus. There is zero terminal bonus.

The Unitised With-profits terminal bonus rates which range from 0% to 5.20% per annum also depend on the policy type and when the premiums were paid.

Legal & General reserves the right in certain investment conditions to reduce the amount payable on surrender or switch by the application of a Market Value Reduction Factor.
Further examples of bonus rates applicable to premiums paid in other years can be obtained from Legal & General.

Ends